Exhibit 99.6

LEE KEELING AND ASSOCIATES, INC.

PETROLEUM CONSULTANTS

First Place Tower
15 East Fifth Street • Suite 3500
Tulsa, Oklahoma 74103-4350
(918) 587-5521 • Fax: (918) 587-2881

August 23, 2010

Evolution Petroleum Corporation

2500 City West Blvd., Suite 1300

Houston, Texas 77042

Attn: Mr. Daryl Mazzanti

Vice President-Operations

Re: Estimated Reserves and Future Net Revenue Proved Developed Non-Producing and Undeveloped Reserves
Oil and Gas Properties Owned by
Evolution Petroleum Corporation
Constant Prices and Expenses

Gentlemen:

In accordance with your request, we have prepared an estimate of net proved developed non-producing, probable and possible undeveloped reserves and the future net revenue to be realized from the interests owned by Evolution Petroleum Corporation (Evolution) in oil and gas properties located in Wagoner County, Oklahoma. Our estimate includes less than five per cent of Evolution’s net reserves. The effective date of this estimate is June 30, 2010, and the results are summarized as follows:

	ESTIMATED REMAINING
	NET RESERVES
				Present Worth
RESERVE	Oil	Gas	TOTAL	Disc. @ 10%
CLASSIFICATION	(BBLS)	(MCF)	($)	($)

Proved Developed Non-Producing		137.695	291,247	177,903

Probable Undeveloped		1,360.431	1,019,537	53,907

Possible Undeveloped		1,768.561	1,325,399	67,277

Total All Reserves		3,266.687	2,636,183	299,087

Note: Totals may not agree with schedules due to roundoff.

Future net revenue is the amount, exclusive of state and federal income taxes, which will accrue to the subject interests from continued operation of the properties to depletion. It should not be construed as a fair market or trading value.

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No attempt has been made to determine whether the wells and facilities are in compliance with various governmental regulations, nor have costs been included in the event they are not.

This report consists of various summaries. Schedule No. 1 presents summary forecasts by reserve type of annual gross and net production, severance and ad valorem taxes, operating income and net revenue. Schedule No. 2 is a sequential listing of the forecast entities based on discounted future net revenue. A one-line alphabetical listing of the forecast entities is presented on Schedule No. 3. Schedule 4 includes the individual cash flows for the various entities. These are accompanied by the production decline curve that shows our projection of future producing rates from the Henry No. 19-2.

BACKGROUND

This estimate is concerned with one (1) gas well which was not selling gas on the effective date. This well is located in Wagoner County, Oklahoma. The associated ten (10) probable and thirteen (13) possible undeveloped locations are also located in Wagoner County, Oklahoma.

CLASSIFICATION OF RESERVES

Reserves assigned to the drilled gas well have been classified as “proved developed non-producing.” The undeveloped associated locations are classified as “probable undeveloped” and “possible undeveloped” in accordance with the definitions of the proved reserves as promulgated by the Securities and Exchange Commission (SEC). These are as follows:

Proved Developed Oil and Gas Reserves are reserves that can be recovered with reasonable certainty through existing wells with existing equipment and operating methods. Additional oil and gas to be recovered through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Developed Oil and Gas Reserves attributed to the subject leases have been further classified as “proved developed non-producing.”

Proved Developed Non-Producing Reserves are those reserves to be recovered with reasonable certainty from zones that have been completed and tested but are not yet producing due to situations including, but not limited to, lack of market, minor completion problems that are expected to be corrected, or reserves to be recovered from future stimulation treatments with reasonable certainty based on analogy to nearby wells.

Probable Undeveloped Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less certain to be recovered than Proved Reserves but which, together with proved reserves, are as likely as not to be recovered.

Possible Undeveloped Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.

ESTIMATION OF RESERVES

The proved developed non-producing well production estimate was based on the well’s 140-day production test.

Reserves anticipated from undeveloped locations were based upon analogy with nearby wells which are producing from the same horizon.

Our estimate of reserves used all methods and procedures considered necessary, under the circumstances, to prepare this report.

FUTURE NET REVENUE

Oil and Gas Income

Income from the recovery and sale of the estimated gas reserves was based on the average of prices received on the first day of each month of the twelve months prior to the effective date. This price supplied by Evolution was $4.09 per MCF and was held constant with provisions made for state severance taxes.

Projected produced gas volumes from the Oklahoma well was reduced to estimated sales volumes based on shrinkage data as provided by Evolution.

Operating Expenses

Anticipated monthly expenses were based on estimated expenses as supplied by Evolution and upon analogy with nearby wells which are producing from the same horizon. Expenses were not escalated but held constant for the various recovery periods

Future Expenses

As provided by Evolution, provisions have been made for future expenses required for workovers, drilling, and completion of wells drilled to capture the probable and possible undeveloped reserves. These costs have been held constant from current estimates.

GENERAL

The assumptions, data, methods and procedures used are appropriate for the purpose served by the report.

Information upon which this estimate of net reserves and future net revenue has been based was furnished by the staff of Evolution or was obtained by us from outside sources we consider to be reliable. This information is assumed to be correct. No attempt has been made to verify title or ownership of the subject properties. The well was not inspected by a representative of this firm, nor was it tested under our supervision; however, its performance was discussed with the employees of Evolution.

This report has been prepared utilizing methods and procedures regularly used by petroleum engineers to estimate oil and gas reserves for properties of this type and character. The recovery of oil and gas reserves and projection of producing rates are dependent upon many variable factors including, prudent operation, compression of gas when needed, market demand, installation of lifting equipment, and remedial work when required. The reserves included in this report have been based upon the assumption that the wells will be operated in a prudent manner under the same conditions existing on the effective date. Actual production results and future well data may yield additional facts, not presently available to us, which may require an adjustment to our estimates.

You should be aware that state regulatory authorities could, in the future, change the allocation of reserves allowed to be produced from a particular well in any reservoir, thereby altering the material premise upon which our reserve estimate may be based.

The projection of cash flow has been made assuming constant prices. There is no assurance that prices will not vary. For this reason and those listed in the previous paragraph, the future net cash from the sale of production from the subject properties may vary from the estimates contained in this report.

The information developed during the course of this investigation, basic data, maps and worksheets showing recovery determinations are available for inspection in our office.

We appreciate this opportunity to be of service to you.

Very truly yours,

LEE KEELING AND ASSOCIATES, INC.

LKA7008

CERTIFICATE OF QUALIFICATION

I, Gordon L. Romine, Registered Petroleum Engineer, of 15 East 5 th Street, Suite 3500, Tulsa, Oklahoma 74103, U.S.A., hereby certify:

1.          I am an employee of Lee Keeling and Associates, Inc., which was incorporated in the state of Oklahoma in 1960. The firm is headquartered in Tulsa, Oklahoma. Our firm prepared a detailed analysis of Evolution Petroleum Corporation’s oil and gas properties located in Wagoner County, Oklahoma.

2.          Lee Keeling and Associates, Inc. is a professional engineering firm registered in the state of Oklahoma. Our firm’s Oklahoma Professional Engineer license number is P.E. CA 49 PE.

3.          This work was performed under my direction by the firm’s engineering and geological staff. Each of the staff has a minimum of a Bachelor’s degree from a recognized and accredited university.

4.          Lee Keeling and Associates, Inc. has prepared reserve evaluation studies and reserve audits for public and private companies for the purpose of reserve certification filings in foreign countries, domestic regulatory filings, financial disclosures and corporate strategic planning.

5.          We do not have, nor do we expect to receive, any direct or indirect interest in the securities of Evolution Petroleum Corporation its affiliated companies.

6.          A personal field inspection of the properties was not made, however, such an inspection was not considered necessary in view of the information available from public information, records and the files of Evolution Petroleum Corporation.

Gordon L. Romine, Oklahoma P. E. #6057
Lee Keeling and Associates, Inc., Oklahoma PE #CA 49 PE
Tulsa, Oklahoma U.S.A.
September 1, 2010